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# Angela Hall

Leader, Entrepreneur, Investor, Mentor, Photographer

Gaithersburg, Maryland

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 Trustwire

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## Experience



**Chairman Of The Board**

Trustwire

Aug 2017 – Present · 1 yr 5 mos
Gaithersburg, Maryland, USA

I cofounded Trustwire in 2017 with the goal to bring highly secure data/file sharing solutions to all Internet users.

If you are like me, you have probably puzzled by why there isn't a simple and secure solution for sharing important data/file such as medical records and trade secrets. Solutions such as Dropbox and Google Drive are just not designed with true security in mind, and other security tools either require download/installation or are difficult to use. That was why I teamed up with some top talents in the computer security field and created Trustwire -- an extrem... See more

**Chief Operating Officer**

Lens Love and Beyond

Jan 2016 – Present · 3 yrs

The main differences between a master photographer and a regular one are whether he/she can capture the precious moments on camera and create an emotional resonance with the viewers.
... See more

**Managing Director**

DareLab

Jan 2011 – Present · 8 yrs
Gaithersburg, Maryland, USA

DareLab provides cybersecurity consulting and solutions to businesses. Our technologies enable businesses to provide cybersecurity services and protections to their end-users and corporate clients. We provide custom software, infrastructure design and support, custom cryptography solutions, and general cybersecurity consultation to businesses worldwide.

## Interests

**Trustwire**
12 followers

 